UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-39601

MINISO Group Holding Limited

8F, M Plaza, No. 109, Pazhou Avenue

Haizhu District, Guangzhou 510000, Guangdong Province

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The exhibits to this current report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of MINISO Group Holding Limited (File No. 333-264009) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit 5.1 — Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered

Exhibit 8.1 — Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

Exhibit 8.2 — Opinion of JunHe LLP regarding certain PRC law matters

Exhibit 23.1 — Consent of KPMG Huazhen LLP, an independent registered public accounting firm

Exhibit 23.2 — Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

Exhibit 23.3 — Consent of JunHe LLP (included in Exhibit 8.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINISO Group Holding Limited

By	:	/s/ Saiyin Zhang
Name	:	Saiyin Zhang
Title	:	Director and Chief Financial Officer

Date: June 29, 2022